Goldman Sachs & Co. LLC

Citigroup Global Markets Inc.

As representatives of the several Underwriters

listed in Schedule I of the Underwriting Agreement

c/o Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

c/o Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

June 25, 2019

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Jeffrey Gabor

Re:	Karuna Therapeutics, Inc.
Registration Statement on Form S-1, as amended (File No. 333-231863)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as the representatives of the several underwriters, hereby join in the request of Karuna Therapeutics, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Time on Thursday, June 27, 2019, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as the representatives of the several underwriters, wish to advise you that between June 17, 2019 through the date hereof, we and the other prospective underwriters have distributed approximately 3,880 copies of the Company’s Preliminary Prospectus dated June 17, 2019 to prospective underwriters, dealers, institutional investors and others.

We, the undersigned, as the representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC
CITIGROUP GLOBAL MARKETS INC.

As representatives of the several underwriters listed in Schedule 1 to the Underwriting Agreement

By:	GOLDMAN SACHS & CO. LLC

By:	/s/ Elizabeth Wood
Name:	Elizabeth Wood
Title:	Managing Director

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Dean Poniros
Name:	Dean Poniros
Title:	Vice President

[Signature Page to Acceleration Request Letter]